
02002908



Moydow Mines INTERNATIONAL INC.

82-1088

Third Quarter

Interim Report

Nine Months Ended September 30, 2001

dlw 2/6

Dublin Office
74 Haddington Road
Dublin 4, Ireland
Tel : (353) 1-667-7611
Fax : (353) 1-667-7622
E-mail : www.moydow.com

Toronto Office
Suite 1220, 20 Toronto Street
Toronto, Ontario M5C 2B8
Tel : (416) 703-3751
Fax : (416) 367-3638
E-mail : info@moydow.com

Moydow Mines International Inc.
Third Quarter Interim Report, Nine Months Ended September 30, 2001

Dear Fellow Shareholders,
Your Company continues to maintain its focus on gold exploration in West Africa and is also pursuing a number of very interesting projects elsewhere. During the third quarter of 2001, a systematic review of the current exploration properties and developing prospects was undertaken. Although both the price of gold and the business environment are quite depressed, Moydow strongly believes in exploration and bringing its expertise to areas where high quality new discoveries are most likely to be found.

Ntotoroso
Reviews of the Feasibility Study, which was received in March, have been completed. Moydow's partner at Ntotoroso, Normandy Mining has also been reviewing Feasibility Studies on the adjacent Normandy owned ground. The main focus of these efforts has been on optimising the project economics by reducing both the capital and operating costs. On September 5th, 2001, Normandy received an offer to merge with AngloGold Limited of South Africa. On November 14, 2001, Newmont Mining Corporation announced transactions which provide for Newmont to acquire Normandy and Franco-Nevada Mining Corporation Limited. In view of the circumstances, Moydow Mines will defer any decisions until these matters are resolved. It is anticipated that this could take up to six months.

Exploration work continues at Ntotoroso and a geological study is being finalised. This work has identified new zones of mineralisation which will warrant follow up drilling.

Kanyankaw
Recent work at the Kanyankaw property in Ghana has produced anomalous results which are currently being verified. During the earlier part of the year the number of artisinal miners at Kanyankaw increased dramatically, in an area which had not previously been tested. It is estimated that at one stage there were over 5,000 artisans mining the laterite at Kanyankaw. A reconnaissance mission returned grab samples from the area being mined containing up to 15 grams of gold per tonne. A follow up geochemical and geophysical study has been completed at Kanyankaw and the final report is been prepared.

Mali
During the third quarter of 2001 work on the N'gordiala licence in southern Mali was curtailed for the rainy season. An extension of the licence to the south was granted by the government. A program of trenching and pitting, designed to test some of the more likely targets on the property, is being planned for the next quarter. It is anticipated that the Company will seek joint venture partners for this property with a view to enhancing the value to Moydow.

Wassa
As reported in the last quarter, Warrior, a division of Standard Bank of London has been retained to conduct a sale of the Wassa mine on behalf of the partners, Moydow and Glencar Mining of Dublin. Although the mine was continuing to produce, albeit at a reduced level, it has now been decided to suspend mining until such time as the mine is sold, although leaching of both stockpiled ore and the existing heaps will continue. It is thought that a deal will be concluded in the next few weeks. Moydow has no financial risk in respect of the Wassa mine other than the shares of the project that are pledged against the project debt.

Nevada
Initial results from the Donegal and Kilkenny claims in Wells County, Nevada are very encouraging. A multi-element anomaly has been defined and it is expected that a follow up program of a series of shallow drill holes will test this anomaly in the future.

Corporate
In view of the uncertain market conditions, Moydow Mines continues to reduce non-core expenditures. The cash balance on hand remains healthy at almost US$2.0 million.

Thank you for your loyal support. I look forward to continuing our exploration successes on all of Moydow's properties in the future.

Respectfully submitted on behalf of the Board of Directors,

Brian Kiernan

President and Chief Executive Officer November 14, 2001.

Corporate and Operational Review

Segment Information
The Company operates in one segment, being exploration and development of mineral properties with substantially all of its operations located in West Africa.

Results of Operations
Net losses for the three months to September 30, 2001 were $0.13 million or $0.005 per share, compared to losses of $0.5 million or $0.019 per share for the third quarter of 2000. During the third quarter of 2000, the Company gave notice to the Slave Diamond Syndicate that it no longer wished to continue with it's 20% working interest resulting in a write down in mineral properties of $0.17 million.

General and administrative expenses in the third quarter of 2001 and 2000 were $0.13 million and $0.46 million, respectively. The decrease in 2001 is a result of the Company focusing on cost containment. In 2000 there was a one-time expense for an investor relations program.

The Company did not receive operator's and advisory service fees in the third quarter of 2001 whereas operator's and advisory service fees of $0.07 million were received in the same period of 2000. During 2000, a feasibility study was undertaken on the Ntotoroso Prospecting License and the management fee was suspended. On approval of this study and notice of intent by Normandy to proceed with the project, Normandy becomes the operator of the project. When Normandy becomes operator it shall appoint the Company as manager for any on-going exploration which will entitle the Company to receive a management fee.

The Company earned deposit interest income of $0.02 million and $0.06 million during the three month period to September 30, 2001 and 2000, respectively. Deposit interest income is dependent on available cash balances and prevailing interest rates.

Net losses for the nine months to September 30, 2001 were $0.43 million or $0.016 per share, compared to losses of $0.9 million or $0.34 per share for the first nine months of 2000.

General and administrative expenses decreased in the first nine months of 2001 to $0.47 million from $1.1 million in the same period of 2000. The decrease in 2001 is a result of the Company focusing on cost containment. The foreign exchange loss for the nine months of 2001 was $0.02 million compared to nil in the same period of 2000. The Canadian dollar to US dollar exchange rate decreased to 0.63 at September 30, 2001 from 0.66 at June 30, 2001.

The Company did not receive operator's and advisory service fees in the nine months to September 30, 2001 whereas operator's and advisory service fees of $0.16 million were received in the same period of 2000. The decrease in 2001 was a result of the management fee being suspended during the feasibility study.

The Company earned deposit interest income of $0.09 million and $0.2 million during the nine month period to September 30, 2001 and 2000, respectively. Deposit interest income is dependent on available cash balances and prevailing interest rates.

Liquidity, Capital Resources and Cash Flow
As at September 30, 2001 the Company had cash and cash equivalents of $2.16 million compared to $3.36 million as at December 31, 2000.

Cash flow used in operating activities in the three month period ended September 30, 2001 and 2000 was $0.28 million and $0.1 million, respectively, including the net losses of $0.13 million and $0.5 million in 2001 and 2000, respectively. In 2000 there was a write down of mineral properties of $0.17 million. Significant adjustments included net changes in non-cash working capital during

the third quarter of 2001 and 2000 of $(0.15) million and $0.2 million, respectively, representing a decrease in accounts payable and accrued liabilities in 2001 of $0.14 million and an increase in 2000 of $0.04 million and a decrease in accounts receivable and prepaid expenses of $0.18 million in the third quarter of 2000.

Cash used in investing activities in the three months ended September 30, 2001 and 2000 was $0.1 million and $0.3 million, respectively, including $0.1 million and $0.3 million for exploration of mineral properties. Cash flow from financing activities in the third quarter of 2001 and 2000 was, respectively, $nil and $0.002 million, being the proceeds from the exercise of warrants.

Cash flow used in operating activities for the first nine months of 2001 and 2000 was $0.3 million and $1.1 million respectively, including the net losses of $0.43 million and $0.9 million. Significant adjustments included net changes in non-cash working capital during the periods of $0.09 million and $(0.36) million, respectively, representing an increase in accounts payable and accrued liabilities in 2001 of $0.07 million and a decrease in accounts payable and accrued liabilities of $0.6 million in 2000 together with a decrease in accounts receivable and prepaid expenses of $0.2 million in the first nine months of 2000.

Cash used in investing activities in the nine months ended September 30, 2001 and 2000 was $0.89 million and $0.68 million, respectively, including $0.89 million and $0.73 million for exploration of mineral properties. Cash flow from financing activities in the first nine months of 2001 and 2000 was, respectively, $nil and $0.03 million being the proceeds from the exercise of warrants. In 2000 proceeds from exercise of warrants was $0.094 million, less $0.062 million in expenses related to the special warrant financing.

As at September 30, 2001, the Company had shares outstanding of 27,026,514. The shares fully diluted are 30,524,848 which include stock options outstanding under its stock option plan for the purchase of an aggregate of 3,431,667 common shares, and warrants outstanding, for the acquisition of 66,668 common shares.

MOYDOW MINES INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEET
(expressed in United States dollars, unless otherwise stated)

As at	September 30, 2001 (unaudited)	December 31, 2000
ASSETS		
Current assets		
Cash and cash equivalents	$2,161,638	$3,361,535
Accounts receivable and prepaid expenses	39,430	62,628
Total current assets	**2,201,068**	**3,424,163**
Mineral properties	4,298,590	3,387,674
Other assets	79,659	129,718
Total assets	**$6,579,317**	**$6,941,555**
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$312,670	$245,712
Total liabilities	312,670	245,712
Shareholders' equity		
Capital stock	15,165,390	15,165,390
Deficit	(8,898,743)	(8,469,547)
Total shareholders' equity	6,266,647	6,695,843
Total liabilities and shareholders' equity	**$6,579,317**	**$6,941,555**

MOYDOW MINES INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (unaudited)

(expressed in United States dollars, unless otherwise stated)

	Three months ended		Nine months ended	
	September 30, 2001	September 30, 2000	September 30, 2001	September 30, 2000
Revenues				
Operator's fees	$-	$28,217	$-	$81,122
Advisory services	-	43,075	-	78,475
	-	71,292	-	159,597
Expenses				
Write down of Mineral Properties	-	172,722	-	172,722
General and administrative expenses	128,150	460,196	472,031	1,094,430
Amortization	2,627	1,236	8,177	6,834
Foreign exchange loss	15,929	-	20,817	-
	146,706	634,154	501,025	1,273,986
Other income and expenses				
(Loss)/gain on sale of other assets(net of impairments)	(5,608)	595	(21,519)	6,736
Interest income	18,349	63,149	93,349	200,024
	12,741	63,744	71,830	206,760
Net loss	**(133,965)**	**(499,118)**	**(429,195)**	**(907,629)**
Consolidated Statements of deficits				
Deficit, beginning of period	(8,764,777)	(7,688,073)	(8,469,547)	(7,279,562)
Deficit, end of period	**$(8,898,742)**	**$(8,187,191)**	**$(8,898,742)**	**$(8,187,191)**
Earnings per common share				
Basic loss per share under Canadian GAAP	$(0.005)	$(0.019)	$(0.016)	$(0.34)
Weighted average number of common shares outstanding under Canadian GAAP	27,026,514	26,310,267	27,026,514	26,310,267
Weighted average number of common Shares outstanding under United States GAAP	25,167,210	22,591,659	25,167,210	22,591,659

MOYDOW MINES INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)

(expressed in United States dollars, unless otherwise stated)

	Three months ended		Nine months ended	
	September 30, 2001	September 30, 2000	September 30, 2001	September 30, 2000
Operating activities				
Net loss	$(133,965)	$(499,118)	$(429,195)	$(907,629)
Adjustments for non-cash items:				
Write down of mineral properties		172,722		172,722
Amortization of capital assets	2,627	1,236	8,177	6,834
Loss/(gain) on sale of other assets(net of impairments)	8,080	(595)	23,953	(6,736)
	(123,258)	(325,755)	(397,065)	(734,809)
Changes in non-cash working capital:				
Accounts receivable and prepaid expenses	(15,282)	179,540	23,198	209,269
Accounts payable and accrued liabilities	(140,604)	42,569	66,958	(574,829)
	(155,886)	222,109	90,156	(365,560)
Cash flow used in operating activities	**(279,144)**	**(103,646)**	**(306,909)**	**(1,100,369)**
Investing activities				
Purchase of capital assets	(357)	(3,128)	(731)	(9,787)
Exploration of mineral properties	(96,892)	(316,645)	(894,257)	(734,889)
Proceeds from sale of other assets	(33)	-	2,000	63,698
Cash flow used in investing activities	**(97,282)**	**(319,773)**	**(892,988)**	**(680,978)**
Financing activities				
Proceeds from exercise of warrants	-	1,656	-	32,880
Cash flow from financing activities	**-**	**1,656**	**-**	**32,880**
Net decrease in cash and cash equivalents	**(376,426)**	**(421,763)**	**(1,199,897)**	**(1,748,467)**
Cash and cash equivalents at beginning of period	**2,538,064**	**4,139,474**	**3,361,535**	**5,466,178**
Cash and cash equivalents at end of period	**$2,161,638**	**$3,717,711**	**$2,161,638**	**$3,717,711**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in United States dollars, unless otherwise stated)

1) Basis of Presentation

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the periods ended Sept 30, 2001 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2001. The accounting policies used in the preparation of these interim statements are consistent with the accounting policies used in the financial statement at December 31, 2000, except for earnings per share.

For further information, see the Company's consolidated financial statements including the notes thereto included in the Annual Report for the year ended December 31, 2000.

2) Wassa Holdings Limited

The Company owns a 34% interest in Wassa Holdings Limited through which it owns a 31% interest in Satellite Goldfields Limited. Satellite owns a mining lease on the Wassa gold mine in Ghana. The investment in Wassa Holdings has been accounted for as an equity associate. Because the Company's share of the losses in Wassa Holdings Limited exceeds the carrying value of its equity investment, the Company has written down the carrying value of its investment to nil. Glencar Mining, the operator at Wassa, announced that it had appointed Warrior, a division of Standard Bank, to conduct a sale of the property. The owners of the Wassa mine indicated that they do not expect to recover any of their investment in Wassa Holdings.

3) Ntotoroso Gold Project, Ghana

As at September 30, 2001, the Company holds a 50% joint venture interest in Rank Mining Company Limited ("Rank"). Rank holds the prospecting licence on the Ntotoroso property in the Yamfo-Sefwi gold belt in Ghana. During 2000, the Company entered into the Rank Development and Production Agreement (the "RDP Agreement") with LaSource and its affiliate, Normandy Ghana Gold Limited ("Normandy Ghana"). Normandy Ghana holds concessions adjacent to Rank's Ntotoroso property that are the subject of a detailed feasibility study under preparation by Normandy Ghana. The RDP Agreement sets forth the terms under which, subject to completion of acceptable feasibility studies by Rank and Normandy Ghana on their respective properties, the Company and Normandy Ghana would participate in the development, mining and processing of ore from Rank's Ntotoroso property. The RDP Agreement modifies portions of the Rank Farm-in Agreement such that the Company may elect to share in development and mining costs, or be carried through to economic completion and have Rank ore milled in consideration of a toll treatment charge.

4) Differences Between Canadian and United States Generally Accepted Accounting Principles

As disclosed in Note 1, these financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which, for purposes of the Company, conform, in all material respects, with those of the United States, except as described below.

- **Long-lived assets**

  Under Financial Accounting Standards Board Statement No. 121 ("SFAS 121") "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", long-lived assets must be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is required to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flow (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is to be recognized. Staff of the United States Securities and Exchange Commission have recently indicated that their interpretation of SFAS 121 requires mineral property exploration costs to be expensed as incurred until a commercially mineable deposit is determined to exist within a particular property, as future cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods

presented, the Company would expense all exploration costs in the period incurred for United States GAAP purposes.

- **Stock-based compensation**

  Statement of Financial Accounting Standards 123 ("SFAS 123") requires that stock-based compensation be accounted for based on a fair value methodology, although it allows the effects to be disclosed in the notes to the financial statements rather than in the statement of operations. SFAS 123 also allows an entity to continue to measure compensation costs for stock-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No.25 ("APB 25"). The Company has elected to measure compensation cost for those plans using APB 25.

  Under United States GAAP, stock options granted to non-employees for services rendered to the Company are required to be accounted for based on the fair value of the services provided or the consideration issued. The compensation cost is to be measured based on the fair value of stock options granted, with the compensation cost being charged to operations. The stock-based compensation expense in respect of stock options granted to non-employees, under United States GAAP, based upon fair value of the options using an option pricing model, would be $nil for the period ended September 30, 2001 (2000 - $nil;).

- **Investments**

  Under Statement of Financial Accounting Standards No. 115, investments classified as available-for-sale securities are measured at fair value in the statement of financial position and unrealized holding gains and losses are included in a separate component of shareholders equity. Accordingly, under United States GAAP, investments would be presented at $23,720 at September 30, 2001 (September 30, 2000 - $41,546) and the unrealized holding gain at September 30, 2001 would be $8,016 (2000 - $nil). Other comprehensive income would include an unrealized holding gain of $8,016 for the period ended September 30, 2001 (2000 - $nil,).

- **Statement of cash flows**

  Under Canadian GAAP, cash flows relating to mineral property exploration are reported as investing activities. For United States GAAP purposes, these costs would be characterized as operating activities.

The effect of the differences between Canadian GAAP and United States GAAP on the Company's financial statements is summarized as follows:

	September 30, 2001 (unaudited)	December 31, 2000
Total assets under Canadian GAAP	$6,579,317	$6,941,555
Adjustments:		
Deferred exploration costs of the Company	(4,298,590)	(3,387,674)
Unrealised holding gain on investments	8,016	-
Total assets under United States GAAP	$2,288,743	$3,553,881

	September 30, 2001 (unaudited)	December 31, 2000
Shareholders' equity under Canadian GAAP	$6,266,647	$6,695,843
Adjustments:		
Deferred exploration costs of the Company	(4,298,590)	(3,387,674)
Unrealised holding gain on investments	8,016	-
Shareholders' equity under United States GAAP	$1,976,073	$3,308,169

For the three months ended September 30,(unaudited)	**2001**	**2000**
Net loss under Canadian GAAP	$(133,965)	$(499,118)
Adjustments:		
Deduct write down of deferred exploration costs of the Company	-	172,722
Add deferred exploration costs of the Company	(96,892)	(316,645)
Net loss under United States GAAP	(230,857)	(643,041)
Increase in holding gain on investments	8,016	-
Comprehensive loss for the year under United States GAAP	(222,841)	(643,041)
Basic loss per share under United States GAAP	$(0.009)	$(0.028)

For the nine months ended September 30,(unaudited)	2001	2000
Net loss under Canadian GAAP	$(429,195)	$(907,629)
Adjustments:		
Deduct write down of deferred exploration costs of the Company		172,722
Add deferred exploration costs of the Company	(894,257)	(734,889)
Net loss under United States GAAP	(1,323,452)	(1,469,796)
Increase in holding gain on investments	8,016	-
Comprehensive loss for the year under United States GAAP	$(1,315,436)	$(1,469796)
Basic loss per share under United States GAAP	$(0.052)	$(0.065)

For the three months ended September30, (unaudited)	2001	2000
Cash flow used in operating activities under Canadian GAAP	$(279,144)	$(103,646)
Adjustment for deferred exploration costs	(96,892)	(316,645)
Cash flow used in operating activities under United States GAAP	$(376,036)	$(420,291)
Cash flow used in investing activities under Canadian GAAP	$(97,282)	$(319,773)
Adjustment for deferred exploration costs	96,892	316,645
Cash flow generated from (used in) investing activities under United States GAAP	$(390)	$(3,128)
Cash flow from financing activities under Canadian GAAP	$-	$1,656
Adjustment for special warrants proceeds	-	-
Cash flow from financing activities under United States GAAP	$-	$1,656

For the nine months ended September 30,(unaudited)	2001	2000
Cash flow used in operating activities under Canadian GAAP	$(306,909)	$(1,100,369)
Adjustment for deferred exploration costs	(894,257)	(734,889)
Cash flow used in operating activities under United States GAAP	$(1,201,166)	$(1,835,258)
Cash flow used in investing activities under Canadian GAAP	$(892,988)	$(680,978)
Adjustment for deferred exploration costs	894,257	734,889
Cash flow generated from (used in) investing activities under United States GAAP	$1,269	$53,911
Cash flow from financing activities under Canadian GAAP	$-	$32,880
Adjustment for special warrants proceeds	-	3,569,827
Cash flow from financing activities under United States GAAP	$-	$3,602,707

MOYDOW MINES INTERNATIONAL INC.

Corporate Information.

Directors and Officers
Noel P. Kiernan - *Director, Chairman*
Brian P. Kiernan - *Director, President & CEO*
Sylvester P. Boland - *Director, Member of the Audit Committee*
Albert C. Gourley – *Director, Member of the Audit Committee*
Norman D. A. Hardie - *Director*
Victor J. E. Jones - Director, *Member of the Audit Committee*
Michael E. Power - *Director, Vice President & Secretary*

J. Joseph Breen - *COO*
Geoffrey G. Farr - Assistant Secretary
Rosemary G. O'Mongain - *CFO*

Registered Office
BCE Place
161 Bay Street
Suite 3900
Toronto, Ontario M5J 2S1
Tel: (416) 360 8511 Fax: (416) 360 8277

Dublin Office
74 Haddington Road
Dublin 4, Ireland
Tel: (353) 1 667 7611 Fax: (353) 1 667 7622

Toronto Office
12th Floor
20 Toronto Street
Toronto, Ontario
Canada, M5C 2B8
Tel: (416) 703 3751 Fax: (416) 367 3638

Accra Office
Shankill House
21, 5th Circular Road
East Cantonments
Accra, Ghana
Tel: (233) 21 772516 Fax: (233) 21 777247

Transfer Agent
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario
Canada, M5J 2YI

Exchange Listing
The Toronto Stock Exchange
Symbol: MOY
CUSIP: 62472V 100
Shares outstanding: 27,026,514
Shares fully diluted: 30,524,848

To contact the Company
In order to contact the company or to request to be added to our mailing list
please email info@moydow.com
website: www.moydow.com